          TWENTY-FIRST SUPPLEMENTAL INDENTURE (this “Twenty-first Supplemental Indenture”), dated as of November 10, 2008, is entered into by and among Navios Maritime Holdings Inc. (or its permitted successor), a Marshall Islands corporation (the “Company”), Quena Shipmanagement Inc., Astra Maritime Corporation and Primavera Shipping Corporation, each a Marshall Islands corporation (each a “Guaranteeing Subsidiary” and collectively, the “Guaranteeing Subsidiaries”) and each an indirect subsidiary of the Company, the other Guarantors (as defined in the Indenture referred to herein) and Wells Fargo Bank, N.A. (or its permitted successor) as trustee under the Indenture referred to below (the “Trustee”).
          WITNESSETH
          WHEREAS, the Company and the Guarantors have heretofore executed and delivered to the Trustee an indenture (as amended and supplemented, the “Indenture”), dated as of December 18, 2006 providing for the issuance of 9 1/2% Senior Notes due 2014 (the “Notes”);
          WHEREAS, the Indenture provides that under certain circumstances the Guaranteeing Subsidiaries shall execute and deliver to the Trustee a supplemental indenture pursuant to which the Guaranteeing Subsidiaries shall unconditionally guarantee all of the Company’s obligations under the Notes and the Indenture on the terms and conditions set forth herein (the “Note Guarantee”); and
          WHEREAS, pursuant to Section 9.01 of the Indenture, the Trustee is authorized to execute and deliver this Twenty-first Supplemental Indenture.
          NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Guaranteeing Subsidiaries and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:
1. CAPITALIZED TERMS. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.
2. AGREEMENT TO GUARANTEE. Each Guaranteeing Subsidiary hereby agrees to provide an unconditional Guarantee, on and subject to the terms, conditions and limitations set forth in the Notation of Guarantee and in the Indenture, including, but not limited, to Article Ten thereof.
3. NEW YORK LAW TO GOVERN. THIS TWENTY-FIRST SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO CONFLICTS OF LAW PRINCIPLES TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.
4. COUNTERPARTS. The parties may sign any number of copies of this Twenty-first Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

5. EFFECT OF HEADINGS. The Section headings herein are for convenience only and shall not affect the construction hereof.
6. THE TRUSTEE. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Twenty-first Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Guaranteeing Subsidiary and the Company.

     IN WITNESS WHEREOF, the parties hereto have caused this Twenty-first Supplemental Indenture to be duly executed and attested, all as of the date first above written.

QUENA SHIPMANAGEMENT INC.
By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Director and Authorized Officer

ASTRA MARITIME CORPORATION
By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Director and Authorized Officer

PRIMAVERA SHIPPING CORPORATION
By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Director and Authorized Officer

NAVIOS MARITIME HOLDINGS INC.
By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Executive Vice President, Legal

PUEBLO HOLDINGS LTD.
SURF MARITIME CO.
BEAUFIKS SHIPPING CORPORATION
ROWBOAT MARINE INC.
CORSAIR SHIPPING LTD.
SAGITTARIUS SHIPPING CORPORATION
ORBITER SHIPPING CORP.
PHAROS NAVIGATION S.A.
SIZZLING VENTURES INC.
SHIKHAR VENTURES S.A.
TAHARQA SPIRIT CORP.
RHEIA ASSOCIATES CO.
RUMER HOLDING LTD.

CHILALI CORP.
KLEIMAR N.V.,
NAV HOLDINGS LIMITED
NAVIOS CORPORATION
ANEMOS MARITIME HOLDINGS INC.
NAVIOS SHIPMANAGEMENT INC.
AEGEAN SHIPPING CORPORATION
LIBRA SHIPPING ENTERPRISES CORPORATION
ALEGRIA SHIPPING CORPORATION
FELICITY SHIPPING CORPORATION
GEMINI SHIPPING CORPORATION
ARC SHIPPING CORPORATION
GALAXY SHIPPING CORPORATION
MAGELLAN SHIPPING CORPORATION
IONIAN SHIPPING CORPORATION
APOLLON SHIPPING CORPORATION
HERAKLES SHIPPING CORPORATION
ACHILLES SHIPPING CORPORATION
KYPROS SHIPPING CORPORATION
HIOS SHIPPING CORPORATION
MERIDIAN SHIPPING ENTERPRISES INC.
MERCATOR SHIPPING CORPORATION
HORIZON SHIPPING ENTERPRISES CORPORATION
HYPERION ENTERPRISES INC.
STAR MARITIME ENTERPRISES CORPORATION
NAVIOS HANDYBULK INC.
NAVIOS INTERNATIONAL INC.,
as Guarantors

By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Director and Authorized Officer

KLEIMAR LTD., as a Guarantor
By:	/s/ George Akhniotis
	Name:	George Akhniotis
	Title:	Secretary and Director

NOSTOS SHIPMANAGEMENT CORP., as a Guarantor
By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Secretary / Director

WHITE NARCISSUS MARINE S.A., as a Guarantor
By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Vice President

PORTOROSA MARINE CORP, as a Guarantor
By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Secretary / Director

NAVIMAX CORPORATION, as a Guarantor
By:	/s/ Shunji Sasada
	Name:	Shunji Sasada
	Title:	President

HESTIA SHIPPING LTD., as a Guarantor
By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Authorized Officer

WELLS FARGO BANK, N.A., as Trustee
By:	/s/ Martin Reed
Authorized Signatory
Martin Reed Vice President